September 20, 2013

Jeff Long

Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Response to Staff Comments Regarding The Boston Trust & Walden Funds - March 2013 Annual Report (33-44964 and 811-06526)

Dear Mr. Long:

This correspondence is submitted in response to the Staff’s oral comments received on August 29, 2013 related to the staff’s review of the March 31, 2013 annual report filed on June 10, 2013 (“Annual Report”) for The Boston Trust & Walden Funds (formerly, The Coventry Group) (the “Trust’).  We have included a summary of each comment and the Trust’s response thereto.

1.                                      Comment:  In Note 1 to the financial statements, consider disclosing whether the funds are diversified or non-diversified.

Response:  Each fund under the Trust is diversified.  The Trust will disclose this in future shareholder reports.

2.                                      Comment:   The annual report discloses a return of capital in the Boston Trust SMID Cap Fund and the Walden SMID Cap Fund.  Please confirm that these funds complied with the requirements of Section 19(a) of the Investment Company Act of 1940.

Response:  The Trust confirms that both the Boston Trust SMID Cap Fund and the Walden SMID Cap Fund complied with the all requirements of Section 19(a) of the Investment Company Act of 1940.

3.                                      Comment:  The Trust filed a joint fidelity bond on April 4, 2013 covering all the funds in the Trust.  The filing did not include documentation showing the bond amount each fund would be required to obtain had it obtained a stand-alone bond for each fund as required by Rule 17g-1 under the Investment Company Act of 1940.  This documentation should be included in future filings.

Response:  The Trust disagrees with the staff’s assertion that it filed a “joint fidelity bond”.  Rule 17g-1(b)(3) defines a “joint insured bond” as:

[a] bond which names the registered management investment company and one or more other parties as insureds…, such other insured parties being limited to (i) persons engaged in the management or distribution of the shares of the registered investment company, (ii) other registered investment companies which are managed and/or whose shares are distributed by the same persons (or affiliates of such persons), (iii) persons who are engaged in the management and/or distribution of shares of companies included in paragraph (b)(3)(i) of this section, (iv) affiliated persons of any registered management investment company named in the bond or of any person included in paragraph (b)(3)(i) or (b)(3)(iii) of this section who are engaged in the administration of any registered management investment company named as insured in the bond, and (v) any trust, pension, profit-sharing or other benefit plan for officers, directors or employees of persons named in the bond

The Trust is a registered investment company; however, each individual series of the Trust is not a separate registered investment company.  The Trust is the only registered investment company covered by the bond.  Because the fidelity bond does not cover both the Trust and an entity listed in (i) through (v) of Rule 17g-1(b)(3), the Trust has not filed a “joint insured bond” and, therefore, is not required to file the statement required by Rule 17g-1(g)(1).

If you have any questions or additional comments, please call the undersigned at (614) 469-3297.

Very truly yours,

/s/ Michael V. Wible
Michael V. Wible